Mail Stop 0510

      May 5, 2005

via U.S. mail and facsimile

Mr. Jeffry B. Johnson
Treasurer and Chief Financial Officer
Scott`s Liquid Gold-Inc.
4880 Havana Street
Denver, Colorado 80239

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-13458

Dear Mr. Johnson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at
(202) 942-7769 or, in her absence, to the undersigned at (202)
942-
1774.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief
??

??

??

??

Mr. J. Gordon Beittenmiller
March 25, 2005
Page 1 of 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE